Exhibit 99.1

Company announcement — No. 24 / 2019

Zealand Pharma announces change in corporate management

Copenhagen, Denmark, July 29, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78) announces that Andrew Parker will leave his position as Executive Vice President and Chief Scientific Officer.

Andrew Parker has accepted a top executive leadership position in a non-competing biotechnology company outside Denmark. He will remain in his role with Zealand Pharma until August 31, 2019.

“I have thoroughly enjoyed my time at Zealand Pharma, contributing to an exceptional growth story over the last few years and developing a strong pre-clinical pipeline and new external partnerships,” commented Andrew Parker, departing Executive Vice President and Chief Scientific Officer of Zealand Pharma. “The outstanding team and the Zealand peptide platform will continue to deliver new opportunities for long term expansion of the pipeline.”

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma comments, “Andy has been an exemplary contributor within the corporate management team. Under his leadership, research capabilities expanded with resources successfully focused on specific disease areas. He has helped Zealand to develop strong external partnerships with academia and biotech/pharma. While I deeply regret to lose him, it is always good news to see Zealand people being approached to take on bigger opportunities. I wish him well as he steps into a more demanding, and well deserved new role.”

The process to hire a new Chief Scientific Officer is well underway. Rie Schultz Hansen, Vice President of Research at Zealand Pharma, has been appointed as interim department lead until the new permanent CSO is in place.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.